FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT OF
HOMELAND ENERGY SOLUTIONS, LLC

THIS FIRST AMENDMENT TO THE AMENDED AND RESTATED OPERATING AGREEMENT OF HOMELAND ENERGY SOLUTIONS, LLC dated April 4, 2013 (the “Operating Agreement”) is adopted and approved effective as of the 19th day of December, 2013, by the affirmative vote of a majority of the Membership Voting Interests represented at a Member meeting of Homeland Energy Solutions, LLC (the “Company”) at which a quorum was present, pursuant to Section 8.1 of the Operating Agreement.

The Operating Agreement is amended as follows:

1.    Section 1.10 of the Operating Agreement is amended by adding the subsection (ww) as set forth below:

(ww)    “Appointing Member Affiliate” of, or an Appointing Member Affiliate “Affiliated” with, an Appointing Member, is a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Appointing Member. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

2.    Section 5.2 of the Operating Agreement is removed in its entirety and is replaced by the following:

5.2    Number of Directors. The total number of initial Directors of the Company shall be a minimum of seven (7) and a maximum of fifteen (15). Prior to the expiration of the initial terms of the Directors, the initial Directors, by resolution approved by the majority vote of the initial Directors, shall fix the total number of Directors, which shall be a minimum of seven (7) and a maximum of fifteen (15), that will serve following the first special or annual meeting of the Members following the date on which substantial operations of the Facilities commence. The number of Directors shall be increased by the appointment of additional Directors, if any, pursuant to section 5.3(f) below. At any annual or special meeting, the Members may increase or decrease this fixed number of Directors last approved and may change from a fixed number to a variable range or vice versa by majority vote of the total Membership Voting Interests entitled to vote generally in the election of Directors pursuant to this Agreement. However, the relative ratio of the number of Directors elected pursuant to section 5.3(a) below to Directors appointed pursuant to section 5.3(f) below shall always result in a majority of elected Directors. An Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be entitled to vote on any Member action to increase or decrease the number of Directors or change from a fixed number to a variable number or vice versa.

3.    Section 5.3(a) of the Operating Agreement is removed in its entirety and is replaced by the following:

(a)    Election; Terms. The initial Directors shall be appointed by the initial Members and shall, subject to Section 5.2 of this Agreement, serve until the first annual meeting of the Members following the date on which substantial operations of the Facilities commence, and in all cases until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of any such Director. After the expiration of the initial terms of the Directors, at each annual meeting of the Members, except as provided in Section 5.3(c), Directors shall be elected by the Members for staggered terms of three (3) years (except as hereafter provided with respect to the initial terms of Group I and Group II Directors) and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of any such Director. An Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be entitled to vote for the election (or removal) of Directors by the Members, as their right to representation exists in their right of appointment. The initial Directors shall, by written resolution prior to the first annual or special meeting following the date on which substantial operations of the Facilities commence, to separately identify the Director positions to be elected at the first annual meeting or special meeting following the date on which substantial operations of the Facilities commence, and shall so classify each such Director position as Group I, Group II or Group III, with such classification to serve as the basis for the staggering of terms among the elected Directors. The term of Group I Directors shall expire first (initial term of one (1) year with successors elected to three (3) year terms thereafter), followed by those of Group II Directors (initial term of two (2) years with successors elected to three (3) year terms thereafter), and then Group III Directors (initial and subsequent terms of three (3) years). If at any time the number of Directors is changed as provided in Section 5.2 above, the number of Group I, Group II and Group III Directors shall be adjusted, as necessary, so that approximately one-third (1/3) of the Directors are elected at each annual meeting of the Members.

4.    Section 5.3(b) of the Operating Agreement is removed in its entirety and is replaced by the following:

(b)    Director Nominations. One or more nominees for Director positions up for election shall be named by the then current Directors or by a nominating committee established by the Directors. Nominations for the election of Directors may also be made by any Unit Holder entitled to vote generally in the election of Directors, in accordance with the nomination procedures set forth in this Section 5.3(b). For the sake of clarity, an Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be entitled to make nominations for the election of Directors.

i.     Timing of Nominations. An eligible Unit Holder who desires to nominate a director candidate must provide the Company with written notice of such Unit Holder’s intent to make such nomination or nominations, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Unit Holders in connection with the previous year’s annual meeting. Notwithstanding the foregoing, in the event Rule 14a-8(e)(2) of Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the submission of member proposals for inclusion in a company’s proxy statement is amended, the deadline for nominations for director candidates under this section shall automatically adjust to remain the same as the timeframe provided in Rule 14a-8(e) for member proposals. However, if the Company did not hold an annual meeting the previous year or the date of the current year’s annual meeting is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time, as determined by the Board of Directors, before the Company begins to print and mail its proxy materials for the annual meeting of the Company. Notwithstanding any provision to the contrary, the Board of Directors, in its sole discretion, may accept written notice that is submitted after the above described deadline has passed.

ii.     Content of Notice to Company of Nominations. Each such notice to the Secretary shall set forth: (a) the name and address of record of the eligible Unit Holder who intends to make the nomination; (b) a representation that the Unit Holder is a holder of record of Units of the Company entitled to vote at such meeting, is not an Appointing Member Affiliate of an Appointing Member, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) the name, age, business and residence addresses, and principal occupation or employment of each nominee; (d) a description of all arrangements or understandings between the Unit Holder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Unit Holder; (e) such other information regarding each nominee proposed by such Unit Holder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; (f) the consent of each nominee to serve as a Director of the Company if so elected; and (g) a nominating petition signed and dated by the holders of at least five percent (5%) of the then outstanding Units and clearly setting forth the proposed nominee as a candidate of the Director’s seat to be filled at the next election of Directors, provided that an Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be eligible to sign such nomination petition (and its or their Units shall not count towards the signatures from holders of 5% or more of outstanding Units requirement for a valid nominating petition). The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. The presiding Officer of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

5.    Section 5.3(c) of the Operating Agreement is removed in its entirety and is replaced by the following:

(c)    Voting Requirement for Electing Directors. Nominees for open Director positions shall be elected by a plurality vote of the Members present at a meeting at which a quorum is present so that the nominees receiving the greatest number of votes relative to the votes cast for their competitors shall be elected Directors. An Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be entitled to vote for the election (or removal) of Directors by the Members, as their right to representation exists in their right of appointment.

6.    Section 5.3(f) of the Operating Agreement is removed in its entirety and is replaced by the following:

(f)    Special Right of Appointment of Directors for Certain Members. Commencing on a date within thirty (30) days following the Financing Closing, each Member who holds five thousand (5,000) or more Units, all of which were purchased by such Member from the Company during its initial public offering of equity securities filed with the Securities and Exchange Commission, shall be deemed an “Appointing Member” and shall be entitled to appoint one (1) Director for each block of 5,000 Units; provided, however, that no Appointing Member shall be entitled to appoint more than two (2) Directors regardless of the total number of Units owned and purchased in the initial public offering. So long as the

Appointing Member is the holder of five thousand (5,000) Units the Member shall retain its right to appoint a Director. Units held by an Affiliate or Related Party of a Member shall be included in the determination of whether the Member holds the requisite number of Units for purposes of this section and shall, together, be limited to the appointment of one (1) Director for each block of 5,000 Units subject to the maximum appointment of two (2) Directors regardless of the number of Units held by that Member, Affiliate or Related Party. Only Members who hold the requisite five thousand (5,000) or more Units are granted appointment rights hereunder. Accordingly, any Member who purchases Units that equal or exceed five thousand (5,000) Units other than those offered by the Company during the Company’s initial public offering of equity securities filed with the Securities and Exchange Commission, shall not be entitled to appoint any Directors, regardless of the amount of Units purchased by such Member. A Director appointed by a Member under this section shall serve indefinitely at the pleasure of the Member appointing him or her until a successor is appointed, or until the earlier death, resignation, or removal of the Director. Any Director appointed under this section may be removed for any reason by the Member appointing him or her, upon written notice to the Board of Directors, which notice may designate and appoint a successor Director to fill the vacancy, and which notice may be given at a meeting of the Board of Directors attended by the person appointed to fill the vacancy. Any such vacancy shall be filled within thirty (30) days of its occurrence by the Member having the right of appointment. In the event that the number of Units held by an Appointing Member falls below the threshold of five thousand (5,000) Units, the term of any Director appointed by such Member shall terminate and the Board of Directors shall have the right to appoint a successor and the Appointing Member’s whose right of appointment has terminated shall then elect Directors collectively with the other Members in accordance with Sections 5.3(a) and (c). A Director appointed by the Board of Directors under this Section shall serve indefinitely at the pleasure of the Board of Directors until the Board of Directors appoints a successor due to the death, resignation, or removal of the appointed Director. In the event that an Appointing Member transfers such Units, the appointment rights shall not transfer with the Units, but shall expire upon the date of transfer unless said transfer is to an Affiliate or Related Party of the Appointing Member (in which case the appointment rights shall survive said transfer). An Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be entitled to vote for the election (or removal) of Directors by the Members, as their right to representation exists in their right of appointment.

7.    Section 5.13 of the Operating Agreement is removed in its entirety and is replaced by the following:

5.13    Removal of Directors. The Members may remove a Director, with or without cause, at a meeting called for that purpose, if notice has been given that a purpose of the meeting is such removal, provided that an Appointing Member and such Appointing Member’s Appointing Member Affiliates shall not be entitled to vote on the removal of Directors by the Members, as their right to representation exists in their right of appointment. Notwithstanding the foregoing, the Board of Directors shall have the discretion to remove any Director who attends less than 75% of the Board’s meetings during any 12 month period as measured on a rotating basis.

I, Christine Marchand, do hereby certify that I am the duly elected, qualified, and acting Secretary of the Company, and further certify that the above amendment was duly adopted by a majority of the members of the Company at a meeting of the members held on December 19, 2013, in accordance with the provisions of the Company’s Operating Agreement.

/s/ Christine Marchand
Christine Marchand, Secretary
Approved:
/s/ Patrick Boyle
Patrick Boyle, Chairman of the Board